UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12 (b) or (g) of the Securities Exchange of 1934

For the fiscal year ended December 31, 2003

OXFORD MEDIA CORP.

(Name of small business issuer as specified in its charter)

         Delaware                                      33-0835568

(State or other jurisdiction of          (I.R.S. Employer Identification No.)

incorporation  or  organization)

                         One Technology Drive

                              Building H

                           Irvine, CA 92618

                           ----------------

               (Address of principal executive offices)

                            (949) 753-0590

                            --------------

           (Issuer's telephone number, including area code)

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: at November 13,2004: 2,975,000 shares

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: COMMON STOCK,

$0.01 par value

PART I

                           FORWARD-LOOKING INFORMATION

This Form 10-SB contains statements about our plans and about our future, and these statements are subject to numerous risks or uncertainties. Forward-looking statements within the meaning of the federal securities laws means any statements that are not presented as historic facts. Statements which are not historical in nature, sometimes including the words "anticipate," "estimate," "should," "expect," "believe," "intend," or similar expressions, are forward-looking statements. They also include all statements containing a projection, plan, or goal, or any other statement of our views about or concerning our future results, position or circumstances..    Statements regarding all of the following particularly are forward-looking in nature:

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our business strategy, future revenues, future earnings (loss), planned capital expenditures, planned capital structure or other financial items as they exist in the future;

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our management capabilities;

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projected acquisitions or joint ventures; and

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projected capital expenditures.

Our forward-looking statements in this Form 10-SB are based on our management's current beliefs, assumptions, and expectations, taking into account the information currently available to them.  Management’s views are subject to change for numerous reasons at any time.  Forward-looking statements herein are only intended to represent management’s views on the date this report was signed.

Forward-looking statements involve numerous risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from our management’s current expectations of future results, performance or financial position:  A few of the uncertainties and risks are--

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challenges competing against established, larger, better-financed companies; and

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whether a trading market will develop for our shares and possible volatility of the market price of our shares;

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changes in the interest rates or the general economy of the markets in which we operate;

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our ability to identify and complete acquisitions and successfully integrate the businesses we acquire;

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disruption in the economic and financial conditions primarily from the impact of recent terrorist attacks in the United States, threats of future attacks, police and military activities overseas and other disruptive worldwide political events;

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changes in the demand for our services;

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all of the other factors under the "Risk Factors" section.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking statements in this filing might not accurately predict actual results, and predicted results may not occur as anticipated. We qualify any and all forward-looking statements entirely with these cautionary factors.

ITEM 1. BUSINESS: Oxford Media Corp. (“we” or the “Company” or “Oxford”) was formed January 13, 1999 and was acquired by Mergence Corporation (“Mergence”) (formerly eSynch Corporation) on October 1, 1999.e Oxford was engaged in DVD video encoding, compression and authoring.  Mergence acquired all the outstanding shares of Oxford common stock in exchange for 450,000 shares of the Mergence’s common stock. The acquisition was accounted for using the purchase method of accounting and the purchase price of the acquired assets was computed to be $720,000, which was attributed to the assets acquired including software licenses in the amount of $100,000 and goodwill in the amount of $119,900. Mergence received a nonexclusive license from Oxford Management Corporation, a Nevada corporation, for a license of proprietary software and source code for a video-on-demand hotel pay-per-view system. The value of the software license was included in other assets of Mergence and was amortized over three years. At December 31, 2001, management evaluated the goodwill for impairment and, based on an analysis of estimated future cash flows, management determined that the goodwill was impaired. Accordingly, the Company recognized an impairment loss in the amount of the $29,973 to reduce the remaining un-amortized carrying value of the goodwill to its estimated discounted net future cash flows.

Due to a lack of resources, the Company curtailed its operational activities on September 30, 2002 and abandoned  operating equipment resulting in an impairment loss of $20,501. The Company then refocused operations to explore opportunities in the hospitality video on demand market and TV over Broadband Internet Protocol (“IPTV”) for business and home use through the internet and wireless systems.

The Company has no current operating business but has been exploring acquisition candidates and has entered into letters of intent as explained below. The Company has incurred operating losses from operations from inception through June 30, 2004 totaling $13,517,981, including allocations from Mergence for operating expenses and has accumulated a deficit at June 30, 2004 in the amount of $13,517,981.The allocation from Mergence for operating expenses since inception was approximately $ 12,455,000 and depreciation and amortization amounted to $720,000.  The Company’s allocation from Mergence was approximately one-third of Mergence’s operating expenses during the time of Mergence’s ownership of Oxford.  (The allocation is intended to take into account that Mergence owned one other company besides Oxford.)  Although the Company has nominal liabilities, the future successful operations will be dependent upon successful implementation of its planned acquisitions.

In July 2004, the Board of Directors of Mergence and Oxford elected to forward spilt the 300 shares of common stock of Oxford 600:1 resulting in 1,800,000 outstanding.  Concurrently, the Board of Directors of Mergence elected to sell 1,000,000 shares of its Oxford’s common stock to new management of Oxford and spin out the balance of its Oxford stock representing 800,000 shares to its shareholders of record on August 27, 2004. On August 17, 2004, the purchase agreement of the Oxford shares was modified and the Company’s management agreed to purchase all outstanding shares owned by Mergence, for a total of $ 108,000 ($0.06 per share). As part of the Agreement, the Company assumed certain liabilities of the Mergence totaling $125,319.  Further the Buyers agreed that the Company will issue 800,000 newly issued shares of its common stock to Mergence Corporation shareholders pro-rata from a list provided by Mergence and that prior to such issuance, will file with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, a registration statement covering the shares.  The issuance shall be made by the Company when and if the registration statement shall have been declared effective by the Securities and Exchange Commission.  The Company intends to prepare and file a registration statement on Form SB-2 as soon as possible, at the Company’s cost, in order to make the share issuance in accordance with the Securities Act of 1933

The price for the Oxford Common Stock was determined by the parties to be reasonable for an inactive company without valuable technology and no operations since September 30, 2002.  As of June 30, 2004, the Company had no assets and a deficit (negative net worth) of $3,645. The audited December 31, 2003 and unaudited June 30, 2004 financial statements had been prepared on the basis of the Company continuing as a going concern, which might overstate value because Oxford had incurred operating losses from operations since inception through June 30, 2004 totaling $13,517,981.

The Company is now in the process of acquiring digital video on demand companies and has entered into letters of intent on to acquire eMod Systems, Inc. (‘eMod) a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry and SkyPath Satellite Systems, Inc. (SkyPath”), a provider of free to guest television to the hotel industry.    These acquisitions are expected to be finalized in the 4th quarter of 2004.  The Company has completed its due diligence investigations of both companies and has reached general agreement on all significant points.    A definitive agreement with either eMod or SkyPath has not yet been entered into and may never be finalized with either company.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following Selected Financial Data should be read in conjunction with the financial statements and notes thereto found elsewhere herein.

OVERVIEW

Oxford is a digital solutions company concentrating on the secure high quality distribution of digital video content. Oxford has had no operations for the last two years and has been looking for acquisitions of companies providing video services to the hospitality industry.  The company feels that the eMod acquisition provides key management, which has extensive experience in the field of Video-on-Demand  (VOD) and hotel PPV. They developed the first Laserdisc based PPV system in 1990 and the first digital file server for the hotel industry in 1997.  eMod saw the need for a low cost system for smaller hotels using the latest file server technology. The two major competitors, Lodgenet and On-Command have ignored or removed systems in small properties due to the cost of operating and maintaining an existing analog tape based system or the high cost of their digital file servers not meeting their expected ROI when deployed in smaller hotels.

Upon completion of the two acquisitions, the company will be taking advantage of this identified opportunity to drive additional revenues to an underserved market in the hospitality entertainment business and will accomplish this by acquiring free to guest (FTG)

services companies, providing programming from satellite networks to hotels with less than 300 rooms. Oxford will add VOD/ PPV and Internet access to the existing services. It will stay ahead of the competition by completing the development of its wireless distribution (WiFi) system to lower the infrastructure costs of future build outs.

Hotel Video Services

eMod’s PPV/VOD System benefits the guest, the hotel and the content owners.  Hotel guests enjoy high quality video when they want it.  The hotel is not involved in the transaction or service yet receives many financial benefits from the system.  Lastly, the content owners enjoy a secure, accountable distribution system that provides accurate reporting and immediate financial remuneration for use. The system was originally designed in 1998, but was discontinued to the high cost of hardware.  The system was revived in 2002 with new software and lower hardware costs, which with the continued development has made it a low cost option for hotels.  The system provides for no front desk involvement with its proprietary ordering and billing software. It includes secure distribution of content to on-site servers, rapid deployment, low cost installation and on-line service and upgrades.

THE TECHNOLOGY

The PPV/VOD system is a digital file server located within the hotel property connected to each room via a simple set-top box or addressable decoder.  The guest dials an internal extension on the in-room phone, which connects to the main computer.  An automated voice prompts the guest through the selection and order process with the guest using a credit card for payment.  The computer identifies the room through the call and through the set top box controller and delivers the movie file to the room.  No front desk involvement, no hotel collection of fees and no challenge to the order.  New movies are downloaded via the Internet or satellite networks to all properties utilizing proprietary encryption technology.

The Latest in Entertainment On Demand for the Hospitality Industry

The single largest cost in providing pay per view is content distribution to both the hotel and to the individual hotel rooms.  With today’s Internet connections, movie files of all types can be distributed and stored on inexpensive servers. Then utilizing the existing low frequency cabling already installed in the building to pay for and forward the movie to the guest.  The system plays movies using the existing cabling available in every hotel, cutting one half of the cost of digital or tape-based systems.  The lack of front desk involvement and low hardware costs allows for the hotel to have a VOD system at a cost of cable television alone.

eMod brings to the hotelier a way to provide the services required for that next star (per Mobil Hotel Industry rating definitions) or diamond rating (per AAA Hotel Industry rating definition) at about the cost of current standard cable and PPV services.  Up to now, movies on demand were available to only large properties because of the cost and maintenance of the system and the lengthy return on investment.

eMod has changed that with a new low cost system remotely monitored and programmed with no front desk involvement.  Entertainment is available as individually scheduled programs or full channels on demand through an addressable decoder chip located behind the wall plate outlet or a simple inexpensive set-top box and a low-cost server located in the hotel.  Guests purchase the programs using the existing in-room phone, by using a credit card to pay while following the preprogrammed voice prompts.

Oxford’s customer service technicians will handle the rest, from collecting the funds, sending the program to the room and providing an 800 number in case of problems or questions from the guest.  Free to Guest programming is provided through satellite delivery via DirecTV.  Combining the “packaged” offering of Free to Guest programming along with video on demand for about the same as the hotelier is paying to the cable company, which makes the two seamless and allows Oxford to control all entertainment available through the existing cabling system in each hotel.  In addition, the possibility of ad insertion becomes a major advantage in reaching thousands of hotel travelers via the system with specific demographics available.

System Advantages

Hotels Require Pay Per View Systems For An Additional Star Rating Of 3 Stars (Mobil travel) Or Diamonds (AAA)

Hotel Pays A Fixed Lease Fee For The Equipment For 5 Years With Automatic Renewal For Another 3 Years

Fast Installation With No Interruption Of Guest Services

No Property Management System Interface

System Is Continually Monitored With 24 Hour Service Direct To Rooms

Uses Existing Cable Plant And Any Brand Of TV’s

Major Studio Early Release Content

Proprietary Rights, Patents, Trademarks and Copyrights

The Company regards certain features of its products and services as proprietary, patentable and relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary information.  However, the Company has licenses to use and distribute video-on-demand technology and patents.

Ongoing Software Development

Oxford continues to develop enhancements to its basic encoding and viewing software and is currently working on MPEG4, Part 10 and H.264 encoders, which will be ready for release later this year.  The company is also developing a software based high definition (HD) encoder for PPV/VOD clients.  The hotel PPV/VOD systems provide the company with an active test bed for these emerging technologies that can be effectively demonstrated to content owners and distributors.

THE MARKET

According to industry publications, such as American and Lodging Associations publications and Forrester Research, there are at least one half million-hotel rooms not served by PPV or VOD, primarily because of the size of the hotel. The major players typically bypass properties under 300 rooms due to the cost of installation and maintenance.  Of these properties over 250,000 rooms qualify as potentially profitable because of location, clientele, day rate and occupancy. Add the attrition of at least 10% of our competition’s sites due to end of contract or challenges and un-profitability of site due to extreme high system cost and service issues and the demand for a low cost simple system to provide basic PPV or VOD services is high and the market continues to grow each year.

The recently published report “Consumer Oriented Video-On-Demand Via IP Networks by In-Stat/MDR estimates VOD over IP (i.e. Internet channel) to reach 17 million subscribers and bring $1.9 billion in revenue to Hollywood by 2006. These figures are particularly important since the current market for IP distribution of family-oriented video content is only around $10 million, which indicates that this is the right time to establish a service offering with tremendous growth opportunities. Market penetration is expected to be phenomenal, with about 40% of worldwide consumers who have high-speed Internet connections to their residences using 'on demand' services by 2006. In terms of geography North America will account for 43% of revenues, followed by Asia with 37%, Europe with 15%, and the rest of the world with 4.7%.

“Consumer Oriented Video-On-Demand Via IP Networks," May 2002, In-Stat/MDR

Target Customers

Hotels can be grouped into location categories, i.e. Suburban, Highway, Urban, Airport, and Resort. Oxford Media can select those hotels, which have the occupancy and clientele whose guests are most likely to order a movie.  Business and vacation travelers are the most likely to pay for a movie.  Currently, business traveler’s account for nearly 30% of hotel guests while vacationers account for about 24%. Over 70% of the guests who buy a movie will buy an adult title.  Therefore our target hotels and clientele are the business travelers and adult vacation areas.  Families will occasionally buy a current release but hotels within the family resort/vacation areas typically choose not to have adult titles.

Growth Beyond our Target Market

Future growth outside of our target market of 50-299 room hotels will come from a growing base of larger hotel properties still using tape based high maintenance systems looking for a solution that requires less involvement from hotel staff and has a potential for revenue sharing from the sale of content. PPV/VOD system is also configured for use in telephone company DSL systems offering programming on demand to residential markets.

The hotel PPV/VOD system serves as the test bed for developing technologies that will keep Oxford ahead of the competition. The Company has developed proprietary compression processes and is in joint ventures with software developers and set-top box manufacturers having created encoding, encryption, distribution processes and digital decoders that meet current and future thinking of the film industry’s technology decision makers.  eMod executives sit on several of the Hollywood standards committees, including World Airline Entertainment Association (“WAEA”) Digital Management Working Group, Digital Rights Management Workgroup, MPEG System Workgroup, and DVD Workgroup.   The WAEA determines the requirements for security and quality of digitally distributed content for airlines, hotels and cruise ships. The Company has developed the solution to the content owners and distributors that meet the call for an end-to-end process.  The facility in Irvine has been configured to meet the Motion Picture Association of America (MPAA) requirements for content integration, as well as security (see Item 3 “Description  Property”).

From Hotel to Home Use

The Company through eMod has developed proprietary software that allows for the sale and distribution of low cost digital set-top boxes for the hotel and home use. The low cost digital decoder for hotels provides a discreet addressability to each room or TV for improved service and remote access and maintenance. A new box designed and built for the system allows the home viewer to surf the Internet with improved readability or watch near DVD quality movies streamed or stored in their PC and displayed on their TV.

A new wireless model under development for hotel use, will allow lower cost hotel and multi-family dwellings such as apartments and vacation rental properties to offer pay-per-view systems. Oxford will expand its hotel PPV/VOD system to applications within apartments and Home Owners Association’s (HOA) providing pay-per-view services to these venues not included with standard cable programming.  This will utilized the same PPV/VOD systems and applications and be marketed directly to the targeted groups.

MARKETING

Marketing is divided into two simultaneous efforts: to sell the system to the hotel and to sell the guest on the content.  To sell to the hotel, Oxford has entered an agreement with SkyPath Systems to market through its free to guest DirecTV service, offering both services at one low cost.  Selling content is the responsibility of Oxford through the “barker” channel and any in-room or on-site literature or promotions.

SkyPath is in a daily contact with limited service customers representing properties across the US.  They have sales people that have formulated automatic proposals and quotes for free to guest systems.  Having performed over 300 hotel installations of DirecTV and DirecTV combined, they have a huge viable database of hotels and buyers and owners that require pay per view.  They have established themselves as a leader in quality and responsiveness in the industry and are one of DirecTV’s top service operators in the country.  Using their proven abilities have made them preferred vendor for many hotel chains.   .

Oxford will concentrate its sales efforts to hotels within the highway, airport and suburban business areas and those hotels that meet our demographic targets.  Business travelers spent over $8 Billion on entertainment in 2003.  By providing a discreet payment system, Oxford plans to capture a significant buy rate from this market.

Marketing has begun on a restricted basis to locate hotel sites suitable for new beta testing.  Over 140 potential hotels have been identified.  The current method of engagement is on a person-to-person level with some preliminary draft information.  Once funded, the company will embark on a more formal sales and marketing effort. SkyPath Systems, our sales and marketing partner, has compiled a list of prospective hotels from their own service list and initial marketing research to present the Oxford’s PPV/VOD model.  SkyPath has compiled up to date fax, addresses, general managers, and owner’s lists.

Competition

Competition in this industry is very active and includes virtually all aspects of the entertainment industry. Market participants include, but are not limited to (i) other interactive television service providers (such as LodgeNet Entertainment Corporation On Command Corporation, SVI, Hospitality Networks, SeaChange, InRoomVideo, Verizon, Sprint, NexTV and General Dynamics; (ii) cable television companies; (iii) direct broadcast satellite companies (such as DIRECTV and EchoStar Communications); (iv) Internet service providers and high-speed portals (such as STSN, Wayport, Guestek, Time Warner, and Yahoo); (v) companies offering web sites that provide on-demand movies; and (vi) rental companies that provide videocassettes and DVDs that can be viewed in properly equipped hotel rooms and on other portable viewing devices. The major competitors are as follows:

Lodgenet Entertainment Corporation.   Lodgenet, Sioux Falls South Dakota, has been providing hotel entertainment systems since the early 1990’s and is one of the world’s largest and leading providers of interactive televisions and broadband services to hotels, resorts and casinos. As of December 31, 2003, Lodgenet provided televisions to approximately 5,800 hotel properties serving nearly one million rooms. Lodgenet which trades on the NASDAQ National Market System under the symbol “LNET” has revenues in 2003 of $250 million, operating income before depreciation and amortization of $85 million and a net loss of $35 million.  The company’s digital systems are installed in 42% of the Company’s room bases, The Company intends to uses its product design and development expertise to continue to lower the cost of the systems and related installation.

On Command Corporation.   On Command, Denver, Co., which is owned by Liberty Media, provided in-room entertainment for approximately 891,000 rooms as of December 31, 2002. Revenues were $227 million for the year ended December 31, 2002 and $177 million for the nine months ended September 30, 2003.  The company’s focus has traditionally been on hotels in excess of 150 rooms but it launched its MiniMate systems to compete in smaller hotel properties.

SVI Systems.  SVI is a privately owned company based in Peoria Ill.  According to SVI, they now have approximately 1,950 hotels with 260,000 rooms utilizing a simple VOD system whereby movies are ordered through the room phone and adjacent card swipe.  They generally are tape-based systems with VCPs located on the hotel property.

NXTV. NXTV located in Woodland Hills, California, is a new player with a sophisticated, if not complex system for large premium properties.  They are only in about 5 hotels in the Beverly Hills area.  The team at eMod developed the encoding specifications for their system.

Hotel Movie Network.  Hotel Movie Network located in Mesa, Arizona, has a small-inherited base of 200 rooms plus in which video tape players, along with 20-year-old refurbished SA 2400’s are used to do pay per view.  Per management they are located in over 200 hotels with approximately 20,000 rooms. Their contracts were inherited with a startup company which failed to offer 3 D television and has no new launches of its system, and would make for a viable take over of properties should it be identified as a quick start.

Other hotel entertainment system are generally in room VCPs with video tapes available through a vending machine or operators using older Lodgenet systems sold off in the past three years.

 A number of potential competitors could use their existing infrastructure to provide in-room entertainment services to the lodging industry, including some of the aforementioned franchised and wireless cable operators, telecommunications companies, Internet service and digital broadcast service providers. Some of these potential competitors are already providing Guest Pay, free-to-guest or Internet-related services to the lodging industry.  These companies have substantially greater financial and other resources than the Company, and it is possible that such competitors may develop a technology that is more cost effective than the Company’s.

SkyPath has approximately 20 significant competitors providing Free to Guest television from satellite sources and numerous cable companies.  SkyPath is rated in the top five providers of satellite provided television to the hospitality industry.  eMod currently has no installed systems and will market their VOD solution through the SkyPath organizations and other FTG companies and directly limited service hotels groups and management companies. EMod feels that its product offering is very cost effective compared to the competition and that along with SkyPath's FTG systems, it will be able to successfully achieve adequate market penetration. To respond to competition, the Company will need to continue to enhance its systems, expand its operations and meet the increasing demands for competitive pricing and service quality.

Employees

The Company currently has four executive employees. Upon the completion of the two acquisitions, the companies will have 13 employees.  Three of eMod’s employees previously worked for Mergence Corporation.

 REVENUE

The Company generated no revenues in 2003 while going through a transition period, but had generated revenue from services and technology software delivered over the Internet and will generate future revenue from the hospitality pay per view and video related services, upon the completion of the eMod and SkyPath acquisitions.

VOD, FTG Revenues The company will derive revenues by selling and servicing systems which will provide television video and video on demand in-room entertainment, on-demand video and audio content over the Internet and by providing related services, including production, post production, compression, encoding, and encryption upon the completion of the eMod acquisition.

DIRECT COSTS

Direct costs will include expenses directly related to the installation, operation and maintenance of systems at hotel sites and monthly fees paid to Internet Service Providers, and content providers.

EXPENSES

The Company expenses will consist of system development, sales and marketing, and general and administrative expenses. System development expenses consist primarily of salaries and payroll related expenses, fees to outside contractors and consultants, allocation of rent and depreciation on equipment. Sales and marketing and general and administrative expenses consist of salaries and related benefits, commissions, promotional expenses, public relations services, professional services, stock issued for services, stock-based compensation, and general operating costs.

RESULTS OF OPERATIONS

 The primary operations have consisted of raising capital, acquiring businesses, developing and marketing video-on-demand services and video streaming through the Internet, hotel pay per view systems and DVD video encoding, compression and authoring. The Company had curtailed these activities due to a lack of financial resources.  The Company is now in the process of acquiring digital video on demand companies and has entered into letters of intent on to acquire eMod, a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry, and SkyPath S a provider of free to guest television to the hotel industry.

The Company had been a 100% subsidiary of Mergence since its formation on October 1, 1999.  On July 29 2004, the Board of Directors of Mergence and the Company elected to forward spilt the 300 shares of common stock of the Company 600:1 resulting in 1,800,000 outstanding.  Concurrently, the Board of Directors of Mergence elected to sell 1,000,000 shares of its the Company’s common stock to new management of the Company’s compensation for services previously rendered to Mergence valued at $60,000 ($0.06 per share) and spin out the balance of the Company’s stock representing 800,000 shares to its shareholders of record on August 27, 2004. On August 17, 2004, the purchase agreement of the Oxford shares was modified and the Company’s management agreed to purchase all outstanding shares owned by Mergence, for a total of $ 108,000 ($0.06 per share). As part of the Agreement, the Company assumed certain liabilities of the Mergence totaling $125,319.  Further the Buyers agreed that the Company will issue 800,000 newly issued shares of its common stock to Mergence Corporation shareholders pro-rata from a list provided by Mergence and that prior to such issuance, will file with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, a registration statement covering the shares.  The issuance shall be made by the Company when and if the registration statement shall have been declared effective by the Securities and Exchange Commission.  The Company intends to prepare and file a registration statement on Form SB-2 as soon as possible, at the Company’s cost, in order to make the share issuance in accordance with the Securities Act of 1933.

The Company has incurred operating losses from operations from inception through June 30, 2004 totaling $13,517,981, including allocations from Mergence for general and administrative expenses and has accumulated a deficit at June 30, 2004 in the amount of $13,517,981.The allocation from Mergence for operating expenses since inception was approximately $ 12,455,000.  Although the Company has nominal liabilities, the future successful operations will be dependent upon successful implementation of its planned acquisitions.

                                        FOR THE SIX MONTHS ENDED     FOR THE YEARS ENDED

                                                JUNE 30,                  DECEMBER 31,

                                      ------------------------ -----------------------------

                                             2004      2003             2003           2002

                                        -----------  ----------   -----------    -----------

REVENUE                                  $    -       $   -       $     -        $    39,375

COST OF PRODUCTS SOLD                         -           -             -             38,315

                                         -----------  ----------  -----------     ----------

    GROSS PROFIT                              -           -             -              1,060

                                         -----------  ----------  -----------     ----------

OPERATING AND OTHER (INCOME) EXPENSES

  General and administrative allocation

    from parent                             365,000     459,000       767,000      1,242,000

  General and administrative                    800         800         1,273            573

  Depreciation                                -           -             -            143,162

  Amortization                                -           -             -             21,970

  Impairment loss on property abandoned       -           -             -             20,501

  Gain on sale of equipment                   -           -             -             (7,417)

                                         -----------  ---------   -----------     -----------

    TOTAL OPERATING AND OTHER EXPENSES      365,800    459,800        768,273      1,420,789

                                         -----------  ---------   -----------     -----------

NET LOSS                                 $ (365,800) $(459,80)    $  (768,273)   $(1,419,729)

                                        ============ ==========  ============    ============

SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2003.

General and administrative expenses were $800 in 2004 and 2003. The Company had been a wholly owned subsidiary of Mergence.      The Company’s allocation from Mergence for operating expenses was $365,000 and $459,000 for the six months ended June 30, 2004 and 2003 respectively. The allocation represented one-third of Mergence’s operating expenses for each period.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Sales were $ -0- in 2003 compared to $ 39,375 in 2002. The Company discontinued operations on September 30, 2002 and has no sales since that time.  The company does not anticipate any sales until completion of the planned acquisitions.

The cost of product sold in 2003 was -0- compared to   $ 38,315 in 2002. The decrease was due to no operating activities in 2003 while the Company was going through its transition phase. General and administrative expenses were $1,273 in 2003 compared with

$573 in 2002. The Company had been a wholly owned subsidiary of Mergence.  The Company had no depreciation and amortization expenses in 2003 as compared with $143,162 and $21,979 in 2002.  The Company abandoned all its equipment in September 2002 and incurred an impairment loss of $20,501.  The Company’s allocation from Mergence for operating expenses was $767,000 and $1,242,000 for 2003 and 2002 respectively, representing one-third of Mergence’s operating expenses. Mergence operating expenses, included general and administrative expenses, stock based compensation. Stock issued for services and interest expense.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company has experienced no significant change in liquidity or capital resources or stockholder's equity.  The Company's balance sheet as of December 31, 2003 and June 30, 2004 reflects a current asset value of $0.00, and a total asset value of $0.00.  Since the Company had minimal operations, it had no need for capital during the previous two years.  The Company’s management was the same as Mergence’s and the appropriate cost was allocated to  Company.  The Company now intends to raise capital of approximately $1 million through a private placement and has begun this process.  The Company anticipates later raising additional capital of $3 million to $5 million in conjunction with a future offering.  The Company anticipates that the acquisition of both eMod and SkyPath will be completed in the 4th quarter of 2004 and the need for additional capital will increase accordingly.

Results of Operations

Since it curtailed operations in September 2002 through June 30, 2004, the Company received no significant revenues during this period.  For the current fiscal year, the Company anticipates incurring a nominal loss until it completes its acquisition of eMod and SkyPath. The Company anticipates that until business combinations are, it will not generate revenues, and may continue to operate at a loss after completing the business combinations, depending upon the performance of the acquired businesses.

Plan of Operations

The Company anticipates that the acquisition of both eMod and SkyPath will be completed in the 4th quarter of 2004.  The Company will initially market its VOD systems through the existing installed SkyPath’s customer base.  SkyPath will be responsible for selling the complete package, including FTG and VOD services, and will be assisted by a new telemarketing group.  The sales focus will be on smaller hotels with under 200 guest rooms.  The Company anticipates it will exchange stock and other considerations to complete the acquisitions and will treat both transactions under the purchase method of accounting.  We anticipate for both transactions to be completed by December 31, 2004.  The Company’s ability to attract new hotels for the VOD and FTG offerings will impact the future success of the Company.

Upon completion of the acquisitions, the Company initially plans to sell the VOD system to the SkyPath existing customer base and plan to market and sell the complete VOD/FTG solution to new customers in the hospitality sector. This will be achieved through the existing SkyPath sales organization as well as through a new telemarketing group being developed.  In addition, the Company is in negotiations with addition acquisitions of VOD/FTG companies which have taped based systems and which the Company intends to upgrade to the Company’s digital servers and new wireless solutions.  The Company anticipates it will have funding needs to accomplish the planned roll out of approximately $2.6 million and will incur an operating loss in 2005 of approximately $1 million.  The Company’s target is for excess of 400 hotels with approximately 50,000 rooms as customers by the end of 2005.

Need for Additional Financing

The Company believes that it will be able to raise sufficient capital to complete the two acquisitions and implement its business plan. .  There is no assurance, however, that these available funds will ultimately prove to be adequate to allow it to complete acquisition and successfully implement its business plan. Once the acquisitions are completed the Company's needs for additional financing are likely to increase substantially.

ITEM 3. DESCRIPTION OF PROPERTY

Our headquarters is an office facility in Irvine, California of approximately 9,500 square feet under a month-to-month lease from an independent third party at $9,100 per month on a full service basis. Management currently believes that the space is sufficient for the Company provide for our hotel pay per view, streaming, encoding, encryption, key clearing, publishing, marketing and sales operations as well as research and development and engineering. The condition of the property is good. The property is located in an office and industrial area with nearby access to freeways and airports.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

All the Common Stock of the Company was owned by Mergence Corporation at December 31, 2003 and June 30,2004.  The Company had been a 100% subsidiary of Mergence since its formation on October 1, 1999.  In July 2004, the Board of Directors of Mergence and Oxford elected to forward spilt the 300 shares of common stock of Oxford 600:1 resulting in 1,800,000 outstanding.  Concurrently, the Board of Directors of Mergence elected to sell 1,000,000 shares of its Oxford’s common stock to new management of Oxford and spin out the balance of its Oxford stock representing 800,000 shares to its shareholders of record on August 27, 2004. . On August 17, 2004, the purchase agreement of the Oxford shares was modified and the Company’s management agreed to purchase all outstanding shares owned by Mergence, for a total of $ 108,000 ($0.06 per share). As part of the Agreement, the Company assumed certain liabilities of the Mergence totaling $125,319.  Further the Buyers agreed that the Company will issue 800,000 newly issued shares of its common stock to Mergence Corporation shareholders pro-rata from a list provided by Mergence and that prior to such issuance, will file with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, a registration statement covering the shares.  The issuance shall be made by the Company when and if the registration statement shall have been declared effective by the Securities and Exchange Commission.  The Company intends to prepare and file a registration statement on Form SB-2 as soon as possible, at the Company’s cost, in order to make the share issuance in accordance with the Securities Act of 1933

The Board of Directors and Management of Oxford and Mergence were the same through June 30, 2004. Oxford was a wholly owned subsidiary through July 29, 2004

Common Stock

The following table sets forth as of November 1, 2004, information regarding beneficial ownership of Oxford’s stock by each director and each executive officer, and by all of our directors and executive officers as a group. Each named person and all directors and executive officers as a group are deemed to be the beneficial owners of shares that may be acquired within 60 days upon exercise of stock options.

     Shares___            Percent

Tom Hemingway, Chairman, CEO

     Director

1,000,000                 33.6%

One Technology Drive, Building H

Irvine CA 92629

T. Richard Hutt, Vice President

     Secretary, Director

  500,000

         16.8

One Technology Drive, Building H

Irvine CA 926299

Herbert Presley, President, COO,

   Director

                                      560,000                  18.8

One Technology Drive, Building H

Irvine CA 92629

David P. Noyes, CFO

              500,000                   16.8

One Technology Drive, Building H

Irvine CA 92629

All Directors and Officers as a group

            (4 persons)                                                                2,560,000

        86.0%

There were no stock options outstanding as of November 1, 2004

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is information regarding (i) the directors of the Oxford as of September 1, 2004, and (ii) the executive officers of the Company as of September 1, 2004.  Directors serve until the next annual meeting or until their successors are elected and qualified.  Officers are elected to serve at the discretion of the Board of Directors and have entered into Executive Employment Contracts.

NAME                    POSITION(S) WITH THE COMPANY                AGE

------------------------------------------------------------------------

Thomas Hemingway (2)    Chairman and Chief Executive Officer        47

T. Richard Hutt(1)(2)   Director, Vice President and                65

                          Secretary/Treasurer

James H. Budd (2)       Director                                    63

Herbert L. Presley

Director, President and Chief Operating Officer

    44

David P. Noyes

Chief Financial Officer

    61

There are no family relationships between any directors or executive officers of the Company.

      The Company does not have a nominating committee of the Board of Directors.

(1)

A member of the audit committee of the Board of Directors of the Company.

(2)

  Held the same position with Mergence Corporation and Oxford since October 1, 1999.

The Board of Directors acting as a whole performs the functions of the compensation committee.

Thomas Hemingway – Director, Chairman and CEO, became the Chief Executive Officer and Chairman of Oxford on October 1, 1999. On August 5, 1998, Mr. Hemingway became the Chief Executive Officer and Chairman of the Mergence pursuant to the Agreement and Plan of Share Exchange among the Company, Intermark Corporation, a California corporation ("Intermark"), and Intermark's security holders upon the consummation of that transaction. A co- founder of Intermark, from October 1995 to the present Mr. Hemingway served as Chief Executive Officer and in other senior management positions at Intermark, a software publishing, sales and marketing company.

T. Richard Hutt – Director, Secretary-Treasurer, was elected to the Board of Directors on October 1, 1999. In August 1998, Mr. Hutt became a Vice President and the Secretary of Mergence pursuant to the Agreement and Plan of Share Exchange among the Company, Intermark and Intermark's security holders. A co-founder of Intermark, from October 1995 to the present Mr. Hutt has served as Vice President of Sales and Secretary of Intermark.

James H. Budd -Director, was elected to the Board of Directors on October 1,1999. In August 1998, Mr. Budd became a Vice President of Mergence pursuant to the Agreement and Plan of Share Exchange among the Company, Intermark and Intermark's security holders. A co-founder of Intermark, from October 1995 to the present Mr. Budd has served as Vice President of Marketing and in other executive capacities of Intermark, a software publishing, sales and marketing company

Herbert L. Presley – Director, President and COO, joined Oxford Media in August 2004 as a Director, President and Chief Operating Officer. Previously from 2001 –2004 he was President of Digital Interactive Streams Inc., Jacksonville, FL Digital Interactive Streams, Inc. (DiStream™) is an Innovation and Technology Company that develops radical digital video technologies for the media center of tomorrow, today. DiStream creates a new kind of advanced digital video technology. Technology that is market-driven and business-sensible. The result is a rich portfolio of patent-pending technologies and products that span the entire digital video distribution spectrum.  From 1999 – 2001 he was Managing Director of Diligence Technology Consulting LLC, Jacksonville, Florida (DTC) was created and formed to provide investors and fortune 1000 companies with a highly talented group of consultants to evaluate new technologies or technology opportunities and provide strategic marketing, technical, and advisory services for the telecommunications industry.

David Noyes - Chief Financial Officer.  Mr. Noyes became the Chief Financial Officer of the Company in August 2004.  Mr. Noyes is also currently Managing Director of Monarch Capital Resources, LLC, a business-consulting firm.  In addition he was Chief Financial Officer of Interchange Corporation from January 2001 through January 2003 and Mergence Corporation from September 1999 through November 2000. He also was a Chief Executive Officer and Chief Financial Officer and Director of American Furnishings Corp. and California Mattress, President, Chief Financial Officer and Director of California Software Products, Inc. and Director and Chief Financial Officer of Griswold Industries. He is a Certified Public Accountant with a MBA from UCLA.

ITEM 6. EXECUTIVE COMPENSATION.

From inception of the Company, its Directors, and Officers received no compensation from the Company

Oxford entered into Executive Employment Contracts with its executive management effective August 17, 2004, which are summarized below.

EXECUTIVE EMPLOYMENT AGREEMENTS

Oxford has entered into employment agreements with each Executive Officer listed below effective August 17, 2004. The terms of those employment agreements are summarized in the following table:

                     CURRENT BASE                             STOCK GRANT

NAME                 COMPENSATION       TITLE                    SHARES  (1)

-------------------  ------------    ---------------------- -----------------

Thomas C. Hemingway     $ 120,000     Chairman and CEO           66,666

                        $  180,000 (2)

T. Richard Hutt         $  96,000     Secretary-Treasurer        66,666

Herbert L. Presley      $ 120,000     President and COO          560,000

                        $ 180,000 (2)

David P. Noyes          $120,000      CFO                        66,667

                        $162,000 (2)

(1) Fair value was determined to be $0.06 per share.

(2) Increase to this amount upon the successful raise of $2,500,000 in equity financing.

All of the above contracts are for a three-year period but may be cancelable by either party with 60 days notice.  If the Company for any reason other than cause terminates the contracts, the employee shall receive six months severance, including all other benefits and perquisites. All of the above contracts provide for three weeks vacation and a car allowance of $750 per month.  There have been no stock options issued for Oxford.

The following table sets forth information concerning stock options, which were exercised during, or held at the end of, fiscal 2003 by the Named Officers:

None

COMPENSATION OF DIRECTORS

The Company's non-employee Director is not currently compensated for attendance at Board of Directors meetings. The Company may adopt a formal director compensation plan in the future. All of the Directors are reimbursed for their expenses for each Board and committee meeting attended.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None during the two years ended December 31, 2003 and the six months ended June 30, 2004.

ITEM 8. LEGAL PROCEEDINGS

No material legal proceedings to which the Company (or any of its directors and officers in their capacities as such) is party or to which property of the Company is subject is pending and no such material proceeding is known by management of the Company to be contemplated.  Mergence has been involved in several lawsuits but none of these lawsuits involved Oxford.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for the Company's Common Stockholders  and they are entitled to receive such dividends as may be declared by the Company's Board of Directors.  The Company has paid no dividends on the Common Stock, nor does the Company anticipate that dividends will be paid in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

We issued the following shares without registration under the Securities Act during the following periods:

760,000 shares were issued upon execution of employment contracts in August 2004

230,000 shares were issued for cancellation of indebtness of $13,800.

185,000 shares were issued for cash in the amount of $185,000 in September 2004.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

None

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware law provides that any director or officer of a Delaware corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position, so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in the corporation's best interest. If a director or officer is wholly successful, on the merits or otherwise, in connection with such proceeding, such indemnification is mandatory.

The Company's articles of incorporation and bylaws contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.

The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

ITEM 13. FINANCIAL STATEMENTS

Financial statements are filed as part of this report on pages F-1 through F-8.

EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

 (b) Reports on Form 8-K

During the period covered by this report the Company filed the following reports on Form 8-K:

Form 8-K filed November 3, 2004

FINANCIAL STATEMENT SCHEDULES:

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

(a)

Exhibits

Exhibit Number                             Description

3.1       (1)                                    Certificate of Incorporation

3.2       (1)                                    Certificate of Amendment of Certificate of Incorporation

3.3       (1)                                    By-Laws

3.4      (1)                                     Specimen of Stock Certificate

3.5      (1)                                    Agreement and Plan of Reorganization

2.1

     (2)                                   Letter of Intent dated July 19, 2004 between the Registrant and

                                                    SkyPath Satellite Systems, Inc, a Texas Corporation

2.2

      (2)                                   Letter of Intent dated August 27, 2004 between the Registrant and

                                                     eMod Systems, Inc., a Delaware Corporation

3.1

      (2)                                  Purchase Agreement dated August 2, 2004 among Mergence

                                                    Corporation, Thomas C. Hemingway, T. Richard Hutt, and David P.

                                                     Noyes

3.2         (2)                                  Agreement dated August 17, 2004 among the Registrant, Mergence

                                                    Corporation, Thomas C. Hemingway, T. Richard Hutt, and

                                                    David P. Noyes

10.1       (2)                                  Executive Employment Agreement dated August 17, 2004 between the

                                                    Registrant and Thomas Hemingway

10.2      (2)                                  Executive Employment Agreement dated August 17, 2004 between the

                                                    Registrant and Herbert L. Presley

10.3       (2)                                 Executive Employment Agreement dated August 17, 2004 between the

                                                    Registrant and David P. Noyes

10.4       (2)                                 Executive Employment Agreement dated August 17, 2004 between the

                                                    Registrant and  T. Richard Hutt

31.1                                            Certification of Chief Executive Officer pursuant to Section

                                                   302 of the Sarbanes-Oxley Act of 2002.

31.2                                           Certification of Chief Financial Officer pursuant to Section

                                                  302 of the Sarbanes-Oxley Act of 2002.

32.1                                           Certification of Chief Executive Officer of Periodic Financial

                                                  Reports pursuant to Section 906 of the Sarbanes-Oxley Act of

                                                  2 002, 18 U.S.C. Section 1350.

32.2                                          Certification of Chief Financial Officer of Periodic Financial

                                                 Reports pursuant to Section 906 of the Sarbanes-Oxley Act of

                                                 2002, 18 U.S.C. Section 1350.

(1)  Incorporated by reference to the like-numbered exhibit to the Company's Form 10 SB/A filed July 13, 2004

(2)  Incorporated by reference to the like-numbered exhibit to the Company's Form 8-K filed November 3, 2004.

.

ITEM 14. CONTROLS AND PROCEDURES.

As of a date within 90 days of the date of this report, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission's rules and forms.

Additionally, there were no significant changes in the Company's internal controls that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. As a result, no corrective actions were required or undertaken.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

OXFORD MEDIA CORP

Date November 13, 2004 By: /s/ T. Richard Hutt --------------------------------- Secretary-Treasurer, Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 13th day of November2004.

        Signature                                                                                                 Title

     /S/ Thomas Hemingway                                                                           Chairman, Chief Executive Officer

------------------------------------                                                                      and Director

         Thomas Hemingway

     /S/ T. Richard Hutt                                                                                   Secretary-Treasurer and Director

------------------------------------

         T. Richard Hutt

    /S/  James Budd                                                                                        Director

------------------------------------

         James Budd

    /S/   Herbert L. Presley                                                                          President, Chief Operating Officer

   -----------------------------                                                                               and Director

    /s/   David P. Noyes                                                                               Chief Financial Officer

    ------------------------

OXFORD MEDIA CORP.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

                                                                                                                                                                  PAGE

Report of Independent Certified Public Accountants                    F-1

Balance Sheets - June 30, 2004 (Unaudited) and                                  December 31, 2003 and 2002                                            F-2

Statements of Operations for the Six Months Ended June 30,

2004 and 2003 (Unaudited) and for the Years Ended

December 31, 2003 and 2002                                            F-3

Statements of Stockholders' Deficit for the Years Ended

December 31, 2002 and 2003 and Six Months Ended June 30,

2004 (Unaudited)                                                      F-4

Statements of Cash Flows for the Six Months Ended June 30,

2004 and 2003 (Unaudited) and for the Years Ended December

31, 2003 and 2002                                                     F-5

Notes to Financial Statements                                         F-6

HANSEN, BARNETT & MAXWELL

Registered with the Public Company

A Professional Corporation

   Accounting Oversight Board

CERTIFIED PUBLIC ACCOUNTANTS

5 Triad Center, Suite 750

Salt Lake City, UT 84180-1128

Phone: (801) 532-2200

Fax: (801) 532-7944

www.hbmcpas.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and the Stockholders

Mergence Corporation

We have audited the accompanying consolidated balance sheets of Oxford Media Corp. as of December 31, 2003 and 2002 and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oxford Media Corp as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered substantial and recurring losses from operations and negative cash flows from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah

June 30, 2004

OXFORD MEDIA CORP.

 BALANCE SHEETS

                                                 JUNE 30,    DECEMBER 31,   DECEMBER 31,

                                                  2004            2003          2002

                                              ------------   ------------   ------------

                                                (Unaudited)

                                 ASSETS

CURRENT ASSETS

  Cash                                         $    -         $     -       $     -

                                              ------------    ------------  -----------

    TOTAL CURRENT ASSETS                            -               -             -

                                              ------------   ------------  ------------

TOTAL ASSETS                                   $    -          $    -       $     -

                                              ============   ============  ============

       LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

  Accounts payable                             $    1,245      $      1,245  $       772

  Accrued liabilities                               2,400             1,600          800

                                               -----------     ------------  -----------

    TOTAL CURRENT LIABILITIES                       3,645             2,845        1,572

                                               -----------     ------------  -----------

STOCKHOLDERS' DEFICIT

  Preferred stock - $0.01 par value;

   1,000,000 shares authorized;

   none outstanding                                 -                   -           -

  Common stock - $0.01 par value; 50,000,000

   shares authorized; 1,800,000 shares

   issued and outstanding                          18,000            18,000       18,000

  Additional paid-in capital                   13,496,336        13,131,336   12,364,336

  Accumulated deficit                         (13,517,981)      (13,152,181) (12,383,908)

                                              ------------     ------------  -----------

    TOTAL STOCKHOLDERS' DEFICIT                (3,645)      (2,845)  (1,572)

                                              ------------     ------------  -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT   $     -          $       -     $      -

                                              ============     ============  ===========

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP.

 STATEMENTS OF OPERATIONS

                                        FOR THE SIX MONTHS ENDED     FOR THE YEARS ENDED

                                                JUNE 30,                  DECEMBER 31,

                                      ------------------------ -----------------------------

                                             2004      2003             2003           2002

                                        -----------  ----------   -----------    -----------

                                                (Unaudited)

REVENUE                                  $    -       $   -       $    -         $    39,375

COST OF PRODUCTS SOLD                         -           -            -              38,315

                                         -----------  ----------  -----------     ----------

    GROSS PROFIT                              -           -            -               1,060

                                         -----------  ----------  -----------     ----------

OPERATING AND OTHER (INCOME) EXPENSES

  General and administrative allocation

    from parent                             365,000     459,000       767,000      1,242,000

  General and administrative                    800         800         1,273            573

  Depreciation                                -           -             -            143,162

  Amortization                                -           -             -             21,970

  Impairment loss on property abandoned       -           -             -             20,501

  Gain on sale of equipment                   -           -             -             (7,417)

                                         -----------  ---------   -----------     -----------

    TOTAL OPERATING AND OTHER EXPENSES      365,800    459,800        768,273      1,420,789

                                         -----------  ---------   -----------     -----------

NET LOSS                                 $ (365,800) $(459,800)   $  (768,273)   $(1,419,729)

                                        ============ ==========  ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE  $   (0.20)     (0.26)    $    (0.43)   $     (0.79)

                                        ============ ==========   ============   ============

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES

   USED IN PER SHARE CALCULATION         1,800,000    1,800,000     1,800,000      1,800,000

                                        ============ ===========  ============   ============

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP.

 STATEMENTS OF STOCKHOLDERS' DEFICIT

                                              COMMON STOCK          ADDITIONAL                         TOTAL

                                         -----------------------     PAID-IN     ACCUMULATED     STOCKHOLDERS'

                                             SHARES    AMOUNT        CAPITAL       DEFICIT          DEFICIT

---------------------------------------------------------------------------------------------------------------

BALANCE – DECEMBER 31, 2001              1,800,000     $ 18,000    $10,783,000    $(10,964,179)    $ (163,179)

Noncash Contribution from Parent                -         -          1,581,336              -       1,581,336

Net Loss for the Year Ended

  December 31, 2002                             -         -             -           (1,419,729)    (1,419,729)

                                           -------    ----------  ------------    ------------      ----------

BALANCE – DECEMBER 31, 2002              1,800,000       18,000     12,364,336     (12,383,908)       (1,572)

Noncash Contribution from Parent                -          -           767,000              -         767,000

Net Loss for the Year Ended

  December 31, 2003                             -          -             -            (768,273)      (768,273)

                                           -------    ---------    -----------     ------------     -----------

BALANCE – DECEMBER 31,2003               1,800,000       18,000     13,131,336     (13,152,181)       (2,845)

Noncash Contribution from Parent

 (Unaudited)                                                           365,000                        365,000

Net Loss for the Six Months

  Ended June 30, 2004 (Unaudited)                                                     (365,800)      (365,800)

                                          --------    ---------    ------------    ------------      ----------

Balance June 30, 2004 (Unaudited)        1,800,000     $ 18,000    $13,496,336    $(13,517,981)      $ (3,645)

                                         =========    =========    ===========     ============     ===========

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP.

 STATEMENTS OF CASH FLOWS

                                               FOR THE SIX MONTHS ENDED         FOR THE YEARS ENDED

                                                     JUNE 30,                        DECEMBER 31,

                                             --------------------------     --------------------------------

                                                 2004           2003               2003              2002

                                              ------------   ------------   --------------     -------------

                                                      (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                     $ (365,800)     $(459,800)       $(768,273)      $(1,419,729)

  Adjustments to reconcile net loss to net

    cash used by operating activities:

    Noncash expenses allocated from Parent        365,000        459,000          767,000         1,242,000

    Depreciation and amortization                                                     -             165,141

    Gain on sale of equipment                        -              -                 -              (7,417)

    Loss on disposal of equipment                    -              -                 -              20,501

  Changes in assets and liabilities:

      Accounts receivable                            -              -                 -              35,800

      Accounts payable                               -              -                 473               772

      Accrued liabilities                             800            800              800           (20,036)

                                                -----------   -----------   --------------     -------------

  NET CASH FLOWS FROM OPERATING ACTIVITIES           -              -                 -              17,032

                                                -----------   -----------   --------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Capital distribution to parent                     -              -                 -             (17,132)

                                                -----------   -----------   --------------     -------------

  NET CASH FLOWS FROM FINANCING ACTIVITIES              -              -                 -          (17,132)

                                               ------------   -----------  --------------      -------------

NET DECREASE IN CASH                                 -              -                 -             (100)

CASH - BEGINNING OF YEAR                             -              -                 -                100

                                               ------------   -----------   --------------     -------------

CASH - END OF YEAR                              $    -         $    -          $      -        $       -

                                               ============   ===========   ==============     =============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING

 AND FINANCING ACTIVITIES

Conversion of payable to parent to capital      $    -         $    -           $      -         $  339,336

Reduction of payable to parent by proceeds

from sale of equipment                                                                 -             10,000

The accompanying notes are an integral part of these financial statements.

OXFORD MEDIA CORP.

NOTES TO FINANCIAL STATEMENTS

(Information as of June 30, 2004 and for the Six

Months Ended June 30, 2004 and 2003 is Unaudited)

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Oxford Media Corp. (the “Company”) was formed effective October 1, 1999, when Mergence Corporation (“Mergence”) (formerly eSynch Corporation) completed the acquisition of Oxford Media Corporation (“Oxford”), which was engaged in DVD video encoding, compression and authoring. Under the Agreement, the shareholders of Oxford exchanged all the outstanding shares of Oxford common stock for 450,000 shares of the Mergence’s common stock. The acquisition was accounted for using the purchase method of accounting and the purchase price of the acquired assets was computed to be $720,000, which was attributed to the assets acquired including software licenses in the amount of $100,000 and goodwill in the amount of $119,900. Mergence received a nonexclusive license from Oxford Management Corporation, a Nevada corporation, for a license of proprietary software and source code for a video-on-demand hotel pay-per-view system. The value of the software license was included in other assets of Mergence and was amortized over three years. At December 31, 2001, management evaluated the goodwill for impairment and, based on an analysis of estimated future cash flows, management determined that the goodwill was impaired. Accordingly, the Company recognized an impairment loss in the amount of the $29,973 to reduce the remaining unamortized carrying value of the goodwill to its estimated discounted net future cash flows.  Due to a lack of resources, the Company curtailed all operational activities on September 30, 2002 and abandoned its operating equipment resulting in an impairment loss of $20,501. The Company then refocused operations to explore opportunities in the hospitality video on demand market and TV over Broadband Internet Protocol (“IPTV”) for business and home use through the Internet and wireless systems.

The primary operations of the Company have consisted  developing and marketing video-on-demand services and video streaming through the Internet and DVD video encoding, compression and authoring.  The Company is focusing on acquiring digital video on demand companies.

On July 29, 2004, the Board of Directors of the Company agreed to forward spilt the then outstanding 300 shares of common stock 600 to 1 to change the issued and outstanding stock of the Company to 1,800,000 shares. This change has been retroactively included in the financial statements for all periods.

The Company has been a 100% subsidiary of Mergence since its formation on October 1, 1999. In the year ended December 31, 2002 Mergence forgave all net advances made and owing from the Company in the amount of $339,336. The Company recognized this transaction as a noncash capital contribution during 2002. In February 2004, the Board of Directors of Mergence elected to spin out the stock of the Company to the shareholders of Mergence; however, that transaction was not completed and Mergence sold the Company to three individuals (“buyers”), including two officers of the Mergence whereby the buyers forgave $108,000 of Mergence’s indebtness in exchange for all of the shares of Oxford (1,800,000 shares) held by the Company.  As part of the Agreement, Oxford assumed certain liabilities of the Mergence totaling $125,319.  Further the Buyers agreed that Oxford will issue 800,000 newly issued shares of its common stock to Mergence Corporation shareholders pro-rata from a list provided by the Company and that prior to such issuance, will file with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, a registration statement covering the shares.  The issuance shall be made by Oxford when and if the registration statement shall have been declared effective by the Securities and Exchange Commission.  Oxford intends to prepare and file a registration statement on Form SB-2 as soon as possible, at the Oxford’s cost, in order to make the share issuance in accordance with the Securities Act of 1933.   (See Note 6 below).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.  The Company was allocated one-third of operating expenses of its parent company since exception which allocation was based upon the parent owning two subsidiaries.

Business Condition - The accompanying financial statements have been prepared on the basis of the Company continuing as a going concern. The Company has incurred losses from operations from inception totaling $13,517,981 at June 30, 2004 and 13,152,182 at December 31, 2003 including allocations from Mergence for operating expenses. The Company suffered negative cash flows from operating activities during the year ended December 31, 2003 and six months ended June 30, 2004. In addition, the Company has a working capital deficiency and a capital deficiency at December 31, 2003. and June 30, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Although the Company has nominal liabilities, future successful operations will be dependent upon successful implementation of its planned acquisition of eMod Systems, Inc., a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry.  and SkyPath Satellite Systems, Inc., a provider of free to guest television to the hotel industry. Management plans to complete

OXFORD MEDIA CORP.

NOTES TO FINANCIAL STATEMENTS

both acquisitions in accordance with a letters of intent entered into by the Company.  Completion of the transaction and success in this venture is not assumed.

Fair Values of Financial Instruments - The amounts reported as accrued liabilities are considered to be reasonable approximations of their fair values. Management estimated the fair value estimates based on their near term nature.

Operating Expense Allocation – The Company’s parent, Mergence has sustained substantial operating losses since the acquisition of the Company.  These losses have been allocated equally between Mergence and its two wholly owned subsidiaries. The amount allocated for the years ended December 31, 2003 and 2002 were $767,000 and $1,242,000, respectively, and the total allocation since inception through June 30, 2004, amounted to approximately $12,455,000. Amounts allocated were accounted for as noncash capital contributions to the Company from Mergence.  Mergence charged no interest on balances for the allocation or intercompany accounts, but the allocation for operating expenses included a pro-rata cost for the interest incurred by Mergence.

Basic and Diluted Loss Per Common Share - Basic income loss per common share is computed by dividing the income or loss by the weighted-average number of common shares outstanding during the year. There were no potentially issuable common shares under contracts at December 31, 2003 and, therefore, none were excluded from the calculations of diluted loss per common share.

The unaudited interim financial statements as of June, 2004 and for the six months ended June 30, 2004 and 2003 and, included herein, have been prepared by the Company, without audit, pursuant to rules and regulations of the Securities and Exchange Commission, and, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) which are necessary for a fair presentation. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results for the full year.

Revenue Recognition – Revenue from DVD video encoding, compression and authoring and video-on-demand services was recognized when the product or services was completed, the products were transmitted or shipped to the customer and accepted by the customer.

New Accounting Standards - In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishment such that they are not required to be classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in accordance with APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The Company has applied the provisions of this standard to transactions occurring after December 31, 2002.  The adoption of this standard had no effect on the accompanying financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. Statement No. 150 requires financial instruments that are mandatorily redeemable or that contain an obligation to repurchase the financial instrument be classified as liabilities. Statement No. 150 was effective July 1, 2003.  The adoption of this standard had no effect on the accompanying financial statements.

NOTE 2 - EQUIPMENT AND LONG-LIVED ASSETS

Equipment and long-lived assets are reviewed for impairment yearly.  Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceed the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company abandoned its remaining equipment in the year ended December 31, 2002, which had an original cost of $572,646 and incurred an impairment loss of $21,501. There was no impairment loss in 2003.

NOTE 3 - STOCKHOLDERS' EQUITY

On February 22, 2004, the Company amended its Articles of Incorporation authorizing 10,000 shares of $0.01 par value Preferred Stock and increased its authorized number of its $0.01 par value Common Stock to 50,000,000 shares.  On July 29, 2004, the Board of Directors of the Company agreed to forward spilt the then outstanding 300 shares of common stock 600 to 1 to change the issued and outstanding stock of the Company to 1,800,000 shares. The accompanying financial statements have been restated for the effects of this change on a retroactive basis for all periods presented.

OXFORD MEDIA CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES

There was no provision for, or benefit from, income taxes for any period presented. The components of the net deferred tax asset as of December 31, 2003 and 2002 were as follows:

                                        2003               2002

                                    ------------      ------------

Operating loss carry forwards       $    612,595      $    569,797

Valuation allowance                     (612,595)         (569,797)

                                    ------------       ------------

Net Deferred Tax Asset              $          -       $         -

                                    ============       ============

For income tax reporting purposes, the Company has net operating loss carry forwards in the amount of approximately $1,641,875 at December 31, 2003 that will expire beginning in the year 2011 through 2023. The valuation allowance increased by $42,798 and $360,873 during the years ended December 31, 2003 and 2002, respectively.

The following is a reconciliation of the tax benefit that would result from applying the federal statutory tax rate to pretax loss with the provision for income taxes for the years ended December 31, 2003 and 2002:

                                        2003              2002

                                    ------------      ------------

Benefit at federal statutory

 rate (34%)                         $   (261,213)     $   (482,707)

Stock-based compensation                 243,849           168,836

Change in valuation allowance             42,798           360,873

State tax benefit, net of federal

 tax effect                             (25,434)         (47,002)

                                    ------------      ------------

Provision for Income Taxes          $          -      $          -

                                    ============      ============

NOTE 5 – SUBSEQUENT EVENT (UNAUDITED)

The Company had been a 100% subsidiary of Mergence since its formation on October 1, 1999.  On July 29, 2004, the Board of Directors of Mergence and the Company elected to forward split the 300 shares of common stock of the Company 600-to-1 resulting in 1,800,000 shares outstanding after the forward split, all of which were owned by Mergence.  Concurrently, the Board of Directors of Mergence elected to transfer 1,000,000 shares of the Company’s common stock to the management of the Company in exchange for the settlement of accrued compensation for services management previously rendered to Mergence valued at $60,000 ($0.06 per share) and to spin out the balance of the Company’s stock representing 800,000 shares to the Mergence shareholders of record on August 27, 2004.

However, on August 17, 2004, the purchase agreement relating to the Oxford shares was modified and the Company’s management agreed to purchase all of the 1,800,000 outstanding Oxford shares in exchange for the settlement of $108,000 ($0.06 per share) of accrued compensation for services management previously rendered to Mergence. As part of the Agreement, the Company assumed certain liabilities of the Mergence totaling $125,952.  The purchase agreement was accounted for as a transaction between entities under common control, wherein the accrued compensation settled by Oxford’s management was transferred to paid-in capital of

Oxford and the assets, liabilities and stockholders’ deficit were recorded by Oxford at their historical cost. On August 17, 2004 after the spin off, Oxford had $73,285 of assets and $211,045 of liabilities, $13,559,936 of paid-in capital and an accumulated deficit of $13,697,696.

Further the Buyers agreed that the Company will issue 800,000 newly issued shares of its common stock to the Mergence Corporation shareholders pro-rata from a list provided by Mergence and that prior to such issuance, Oxford will file with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, a registration statement covering the shares.  The issuance shall be made by the Company when and if the registration statement shall has been declared effective by the Securities and Exchange Commission.  The Company intends to prepare and file a registration statement on Form SB-2 as soon as possible, at the Company’s cost, in order to make the share issuance in accordance with the Securities Act of 1933.   In addition, the new Board of Directors of the Company entered into certain employment agreements whereby the Company issued 760,000 shares of its common stock upon execution of the employment agreements.  In August 2004 the Company issued an additional 230,000 shares to a consultant for cancellation of indebtness of $13,800.  In September 2004, the Company issued 185,000 shares for cash.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, Thomas Hemingway, certify that:

1. I have reviewed this annual report on Form 10-SB-A, Amendment 2 of Oxford Media Corp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls and in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 13, 2004

/s/ Thomas Hemingway ------------------------------------ Thomas Hemingway, Chairman and Chief Executive Officer Oxford Media Corp.

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

I, David P. Noyes, certify that:

1. I have reviewed this annual report on Form 10-SB/A, Amendment 2 of Oxford Media Corp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls and in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 13, 2004

/s/ David P. Noyes

 David P. Noyes Chief Financial Officer Oxford Media Corp.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Oxford Media Corp. on Form 10- SB/A Amendment 2, for the period ending December 31, 2003, and the interim financial statements filed for the six months ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas Hemingway, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or

15(d) of the Securities Exchange Act of 1934; and

(1)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 13, 2004

/s/ Thomas Hemingway --------------------- Thomas Hemingway Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Oxford Media Corp .on Form 10-SB/A, Amendment 2 for the period ending December 31, 2003 and the interim financial statements for the six months ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Noyes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or

15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 13, 2004

/s/ David P. Noyes --------------------- David P. Noyes Chief Financial Officer